EXHIBIT 99.1

HEXO Corp Appoints Trent MacDonald as Acting Chief Financial Officer

OTTAWA, Oct. 09, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) is pleased to announce the appointment of Trent MacDonald to its executive leadership team in the acting role of Chief Financial Officer, effective today. As previously announced, Mr. MacDonald joined the Company in September, and his permanent role as Chief Financial Officer will commence upon the successful completion of Health Canada’s security clearance process for key personnel, which has been initiated. Stephen Burwash remained Chief Financial Officer for a transition period and is stepping down, effective today.

Mr. MacDonald brings more than 15 years of financial executive experience to HEXO, working for both publicly listed and private enterprises. Most recently, he served as the CFO for Rx Drug Mart, a private pharmacy operator/consolidator, helping to guide it through significant growth in sales. Prior to that, he served as Vice President Finance of Indigo (TSX: IDG) and Vice President Finance for some of Sobeys’ (TSX: EMP.A) largest divisions and regions. Throughout his career, Mr. MacDonald has focused extensively on strategic, profitable growth, designing and implementing processes and solutions to ensure operational effectiveness and scalability.

In addition to his financial executive experience, Mr. MacDonald is an award-winning entrepreneur, having owned and operated successful businesses across several different industries, from aquaculture and industrial services, to men’s grooming product retail and barbering. He holds a BBA (Honours, Accounting and Finance) from St. Francis Xavier University and is a Chartered Professional Accountant (CPA, CA). He has held accounting positions at Deloitte and Crowe Soberman.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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